Exhibit 99.2

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915
FOR IMMEDIATE RELEASE     NASDAQ: CRME     TSX: COM
CARDIOME REPORTS 2007 RESULTS
Vancouver, Canada, March 26, 2008 — Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the year ended December 31, 2007. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). At close of business on December 31, 2007, the exchange rate was CAD$1.00=US$1.0088.
Summary Fiscal 2007 Results
We recorded a net loss of $85.5 million ($1.36 per common share) for the year ended December 31, 2007 compared to a net loss of $36.1 million ($0.68 per common share) for fiscal 2006. The increase in net loss for fiscal 2007 compared to fiscal 2006 was primarily due to a decrease in licensing and research collaborative fees combined with an increase in research and development expenditures related to the vernakalant (oral) clinical activities, general and administrative expenses to support research and development activities, and increased foreign exchange losses. The results of operations were in line with management’s expectations.
Total revenue decreased to $4.9 million in fiscal 2007 from $20.7 million in fiscal 2006. Revenue in fiscal 2007 consisted of $1.6 million in licensing fees (fiscal 2006 — $14.0 million) and $3.3 million in research collaborative fees (fiscal 2006 — $6.7 million).
Research and development expenditures were $56.8 million for fiscal 2007, compared to $43.4 million for fiscal 2006. General and administration expenses increased to $18.5 million in fiscal 2007 from $13.9 million in fiscal 2006 due to the addition of personnel and expanded business development activities. Amortization was $3.4 million for fiscal 2007 compared to $1.6 million for fiscal 2006. Interest and other income was $4.5 million for fiscal 2007 compared to $2.7 million for fiscal 2006. Foreign exchange loss was $16.2 million for fiscal 2007 compared to $0.8 million in 2006. Foreign exchange gains and losses are primarily attributable to the translation of US and Euro denominated net monetary assets into Canadian dollars for reporting purposes at period end. The increase in the foreign exchange loss in 2007 reflects the decrease in the value of the US dollar compared to the Canadian dollar over the past 12 months.
Stock-based compensation, a non-cash item included in operating expenses, decreased to $6.5 million for the year, as compared to $8.2 million for 2006.
Liquidity and Outstanding Share Capital
As of December 31, 2007, the Company had cash, cash equivalents and short-term investments of $68.1 million. As of March 18, 2008, the Company had 63,727,290 common shares issued and outstanding and 5,016,063 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $8.37 per share.
Conference Call Notification
Cardiome will hold a teleconference and webcast on Wednesday, March 26, 2008 at 9:00am Eastern (6:00am Pacific). To access the conference call, please dial 416-641-6117 or 866-299-6655. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 26, 2008. Please dial 416-695-5800 or 800-408-3053 and enter code 3256620# to access the replay.
About Cardiome Pharma Corp. Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two late-stage clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and a pre-clinical program directed at improving cardiovascular function.
Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation. Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006. Positive top-line results from an additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, were released in June 2007. An open-label safety study evaluating recent-onset AF patients, called ACT 4, has completed.
Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006. A Phase 2b study for vernakalant (oral) is ongoing.
In April 2007 Cardiome acquired exclusive worldwide rights for GED-aPC for all indications. Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.
Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).
For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com
Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.